

September 25, 2018

Hong Yao
Chairman of the Board and Chief Executive Officer
Weidai Ltd.
50/F West Building, Fortune Finance Center
No. 33 Jiefang East Road
Jianggan District, Hangzhou
Zhejiang Province
The People's Republic of China

Re: Weidai Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed September 21, 2018
File No. 333-226790

Dear Mr. Yao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Consolidated Financial and Operating Data

Non-GAAP Financial Measures, page 15

1.   We note your Non-GAAP reconciliation for Adjusted Net Income on page 16. Please revise your disclosures, here and elsewhere throughout the registration statement, to show the tax effect of the corresponding adjustment as a separate line item. Refer to Non-GAAP C&DI Question 102.11.

You may contact Cara Lubit, Staff Accountant at (202) 551-5909 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-3234 or Michael Clampitt, Senior Staff Attorney at (202) 551-3434 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services